File No. 33-16338

811-05202

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 [X]

 Pre-Effective Amendment No.  [__]

 Post-Effective Amendment No. 146  [X]

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 [X]

 Amendment No. 146  [X]

(Check appropriate box or boxes.)

The Dreyfus/Laurel Funds, Inc.

(Exact Name of Registrant as Specified in Charter)

c/o The Dreyfus Corporation

200 Park Avenue, New York, New York 10166

(Address of Principal Executive Offices) (Zip Code)

 Registrant's Telephone Number, including Area Code: (212) 922-6000

John Pak, Esq.

200 Park Avenue

New York, New York 10166

(Name and Address of Agent for Service)

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d).

Explanatory Note

This Post-Effective Amendment consists of the following:

1. Facing Sheet of the Registration Statement.

2. Part C to the Registration Statement (including signature page).

3. Exhibit (D)(7) to Item 28 to the Registration Statement.

This Post-Effective Amendment is being filed solely to file a Management Agreement, Revised as of March 20, 2014 as Exhibit (D)(7) to Item 28 to this Registration Statement on Form N-1A.

Part A of Dreyfus Opportunistic Fixed Income Fund was filed on March 28, 2014 pursuant to Rule 497(e) under the Securities Act of 1933 and is incorporated by reference herein; and

Part B of Dreyfus Opportunistic Fixed Income Fund was filed on May 1, 2014 pursuant to Rule 497(e) under the Securities Act of 1933 and is incorporated by reference herein.

THE DREYFUS/LAUREL FUNDS, INC.

(formerly, The Laurel Funds, Inc.)

PART C.
OTHER INFORMATION

Item 28. Exhibits

A(1) Articles of Incorporation dated July 31, 1987 are incorporated by reference to Post-Effective Amendment No. 41 to the Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 41").

A(2) Articles Supplementary dated October 15, 1993 increasing authorized capital stock are incorporated by reference to Post-Effective Amendment No. 39 to the Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 39").

A(3) Articles of Amendment dated March 31, 1994 are incorporated by reference to Post-Effective Amendment No. 41.

A(4) Articles Supplementary dated March 31, 1994 reclassifying shares are incorporated by reference to Post-Effective Amendment No. 41.

A(5) Articles Supplementary dated May 24, 1994 designating and classifying shares are incorporated by reference to Post-Effective Amendment No. 39.

A(6) Articles of Amendment dated October 17, 1994 are incorporated by reference to Post-Effective Amendment No. 31 to the Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 31").

A(7) Articles Supplementary dated December 19, 1994 designating classes are incorporated by reference to Post-Effective Amendment No. 32 to the Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 32").

A(8) Articles of Amendment dated June 9, 1995 are incorporated by reference to Post-Effective Amendment No. 39.

A(9) Articles of Amendment dated August 30, 1995 are incorporated by reference to Post-Effective Amendment No. 39.

A(10) Articles Supplementary dated August 31, 1995 reclassifying shares are incorporated by reference to Post-Effective Amendment No. 39.

A(11) Articles of Amendment dated October 31, 1995 designating and classifying shares are incorporated by reference to Post-Effective Amendment No. 41.

A(12) Articles of Amendment dated November 22, 1995 designating and reclassifying shares are incorporated by reference to Post-Effective Amendment No. 41.

A(13) Articles of Amendment dated July 15, 1996 are incorporated by reference to Post-Effective Amendment No. 53 to the Registrant's Registration Statement on Form N-1A ("Post-Effective Amendment No. 53").

A(14) Articles of Amendment dated February 27, 1997 are incorporated by reference to Post-Effective Amendment No. 53.

A(15) Articles of Amendment dated August 13, 1997 are incorporated by reference to Post-Effective Amendment No. 53.

A(16) Articles of Amendment dated October 30, 1997 are incorporated by reference to Post-Effective Amendment No. 56 to the Registrant's Registration Statement on Form N-1A, filed on November 4, 1997.

A(17) Articles of Amendment dated March 25, 1998 are incorporated by reference to Post-Effective Amendment No. 62 to the Registrant's Registration Statement on Form N-1A, filed on March 31, 1998.

A(18) Articles of Amendment dated July 30, 1998 are incorporated by reference to Post-Effective Amendment No. 67 to the Registrant's Registration Statement on Form N-1A, filed on September 30, 1998 ("Post-Effective Amendment No. 67").

A(19) Articles Supplementary dated August 9, 1999 are incorporated by reference to Post-Effective Amendment No. 76 to the Registrant's Registration Statement on Form N-1A, filed on February 24, 2000 ("Post-Effective Amendment No. 76").

A(20) Articles Supplementary dated March 15, 1999 are incorporated by reference to Post-Effective Amendment No. 76.

A(21) Articles of Amendment dated March 15, 1999 are incorporated by reference to Post-Effective Amendment No. 76.

A(22) Articles of Amendment dated January 31, 2002 are incorporated by reference to Post-Effective Amendment No. 83 to the Registrant's Registration Statement on Form N-1A, filed on April 15, 2002 ("Post-Effective Amendment No. 83").

A(23) Articles Supplementary dated January 31, 2002 are incorporated by reference to Post-Effective Amendment No. 83.

A(24) Articles Supplementary dated May 12, 2004 are incorporated by reference to Post-Effective Amendment No. 89 to Registrant's Registration Statement on Form N-1A filed on May 13, 2004.

A(25) Articles Supplementary dated June 30, 2006 are incorporated by reference to Post-Effective Amendment No. 99 to Registrant's Registration Statement on Form N-1A filed on June 29, 2006.

A(26) Articles Supplementary dated June 25, 2007 are incorporated by reference to Post-Effective Amendment No. 106 to Registrant's Registration Statement on Form N-1A filed on December 26, 2007.

A(27)  Articles of Amendment dated July 5, 2007 (relating to Dreyfus Premier Balanced Fund, Dreyfus Premier Core Equity Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier

Limited Term Income Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund and Dreyfus Premier Strategic Income Fund) in connection with redesignation of Class R shares as Class I shares are incorporated by reference to Post-Effective Amendment No. 107 to Registrant's Registration Statement on Form N-1A, filed on December 27, 2007.

A(28) Articles of Amendment redesignating Dreyfus Municipal Reserves as Dreyfus AMT-Free Municipal Reserves are incorporated by reference to Post-Effective Amendment No. 110 to Registrant's Registration Statement on Form N-1A, filed on December 24, 2008 ("Post-Effective Amendment No. 110").

A(29) Articles Supplementary dated October 14, 2008 are incorporated by reference to Post-Effective Amendment No. 110.

A(30) Articles Supplementary dated December 3, 2008 are incorporated by reference to Post-Effective Amendment No.110.

A(31) Articles Supplementary dated April 20, 2009 are incorporated by reference to Post-Effective Amendment No. 114 to Registrant's Registration Statement on Form N-1A, filed on December 22, 2009.

A(32) Articles of Amendment redesignating Dreyfus Small Cap Value Fund as Dreyfus Small Cap Fund are incorporated by reference to Post-Effective Amendment No. 117 to Registrant's Registration Statement on Form N-1A, filed on February 26, 2010.

A(33) Articles of Amendment redesignating Dreyfus Strategic Income Fund as Dreyfus Opportunistic Fixed Income Fund are incorporated by reference to Post-Effective Amendment No. 119 to Registrant's Registration Statement on Form N-1A filed on December 23, 2010.

A(34)  Articles Supplementary dated March 28, 2013 are incorporated by reference to Post-Effective Amendment No. 133 to Registrant's Registration Statement on Form N-1A, filed on June 12, 2013 ("Post-Effective Amendment No. 133").

A(35) Articles Supplementary dated June 20, 2013 (relating to Class Y of Dreyfus Opportunistic Fixed Income Fund) are incorporated by reference to Post-Effective Amendment No. 134 to Registrant's Registration Statement on Form N-1A, filed on June 26, 2013 ("Post-Effective Amendment No. 134").

A(36) Articles Supplementary dated September 17, 2013 (relating to Dreyfus Floating Rate Income Fund) are incorporated by reference to Post-Effective Amendment No. 139 to Registrant's registration statement on Form N-1A, filed on September 5, 2013 ("Post-Effective Amendment No. 139").

B Amended and Restated By-Laws dated July 1, 2011 are incorporated by reference to Post-Effective Amendment No. 124 to Registrant's Registration Statement on Form N-1A, filed on August 12, 2011.

D(1) Investment Management Agreement between Mellon Bank, N.A. and the Registrant, dated October 17, 1994 is incorporated by reference to Post-Effective Amendment No. 41 to the Registrant's Registration Statement on Form N-1A, filed on December 29, 1995.

D(2) Assignment and Assumption Agreement among Mellon Bank, N.A., The Dreyfus Corporation and the Registrant, dated November 1, 1995 (relating to Investment Management Agreement) is incorporated by reference to Post-Effective Amendment No. 31.

D(3) Amended Exhibit A to Investment Management Agreement between Mellon Bank, N.A. and the Registrant, dated April 4, 2000 is incorporated by reference to Post-Effective Amendment No. 67.

D(4) Management Agreement between the Registrant (on behalf of Dreyfus Premier Strategic Income Fund) and The Dreyfus Corporation, dated April 20, 2006 is incorporated by reference to Post-Effective Amendment No. 99 to the Registration Statement on Form N-1A, filed on June 29, 2006.

D(5) Management Agreement between the Registrant (on behalf of Dreyfus Opportunistic Fixed Income Fund and Dreyfus Opportunistic Emerging Markets Debt Fund) and The Dreyfus Corporation, dated April 20, 2006, As Amended, April 25, 2013, is incorporated by reference to Post-Effective Amendment No. 133.

D(6) Management Agreement between the Registrant (on behalf of Dreyfus Floating Rate Income Fund) and The Dreyfus Corporation, dated April 20, 2006, As Amended, April 25, 2013, Revised as of September 17, 2013, is incorporated by reference to Post-Effective Amendment No. 139.

D(7) Management Agreement between the Registrant (on behalf of Dreyfus Opportunistic Fixed Income Fund) and The Dreyfus Corporation, dated April 20, 2006, As Amended, April 25, 2013, Revised as of March 20, 2014, is filed herewith.

D(8) Sub-Investment Advisory Agreement between The Dreyfus Corporation and Fayez Sarofim & Co. with respect to Dreyfus Core Equity Fund (formerly, Dreyfus Premier Core Equity Fund), dated July 30, 1998 and as amended, August 3, 2009, is incorporated by reference to Post-Effective Amendment No. 112 to Registrant's Registration Statement on Form N-1A, filed on July 24, 2009.

D(9) Sub-Investment Advisory Agreement between The Dreyfus Corporation and Fayez Sarofim & Co. with respect to Dreyfus Tax Managed Growth Fund (formerly, Dreyfus Premier Tax Managed Growth Fund), dated October 23, 1997 and as amended, August 3, 2009, is incorporated by reference to Post-Effective Amendment No. 112 to Registrant's Registration Statement on Form N-1A, filed on July 24, 2009.

D(10)  Sub-Investment Advisory Agreement between The Dreyfus Corporation and Standish Mellon Asset Management Company LLC, with respect to Dreyfus Opportunistic Emerging Markets Debt Fund, dated April 25, 2013, is incorporated by reference to Post-Effective Amendment No. 133.

D(11)  Sub-Investment Advisory Agreement between The Dreyfus Corporation and Alcentra NY, LLC, with respect to Dreyfus Floating Rate Income Fund, dated September 17, 2013, is incorporated by reference to Post-Effective Amendment No. 139.

E(1) Distribution Agreement with MBSC Securities Corporation, revised as of September 17, 2013 (relating to Dreyfus Floating Rate Income Fund) is incorporated by reference to Post-Effective Amendment No. 139.

E(2) Forms of Service Agreements are incorporated by reference to Post-Effective Amendment No. 103 to Registrant's Registration Statement on Form N-1A, filed on February 28, 2007.

E(3) Forms of Supplemental to Service Agreements are incorporated by reference to Post-Effective Amendment No. 103 to Registrant's Registration Statement on Form N-1A, filed on February 28, 2007.

F Not Applicable.

G(1) Form of Custody Agreement between the Registrant and The Bank of New York Mellon, dated January 1, 2011, is incorporated by reference to Post-Effective Amendment No. 119 to Registrant's Registration Statement on Form N-1A, filed on December 23, 2010.

G(2) Amendment to Custody Agreement between the Registrant and The Bank of New York Mellon, dated October 1, 2013, is incorporated by reference to Post-Effective Amendment No. 142 to the Registrant's Registration Statement on Form N-1A, filed on December 24, 2013 ("Post-Effective Amendment No. 142").

H Transfer Agency Agreement between the Registrant and Dreyfus Transfer, Inc., dated May 29, 2012 is incorporated by reference to Post-Effective Amendment No. 128 to the Registrant's Registration Statement on Form N-1A, filed on December 27, 2012 ("Post-Effective Amendment No. 128").

I(1) Consent and opinion of Registrant's counsel (relating to Dreyfus Core Equity Fund) is incorporated by reference to Post-Effective Amendment No. 142.

I(2) Consent and opinion of Registrant's counsel (relating to Dreyfus Floating Rate Income Fund) is incorporated by reference to Post-Effective Amendment No. 140 to the Registration Statement on Form N-1A, filed on September 18, 2013.

I(3) Consent and opinion of Registrant's counsel (relating to Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Disciplined Stock Fund, Dreyfus Bond Market Index Fund, Dreyfus Tax Managed Growth Fund, Dreyfus Opportunistic Emerging Markets Debt Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus Money Market Reserves, Dreyfus U.S. Treasury Reserves and Dreyfus AMT-Free Municipal Reserves) is incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement on Form N-1A, filed on February 28, 2014.

J(1) Consent of Independent Registered Public Accounting Firm is incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement on Form N-1A, filed on February 28, 2014.

J(2) Consent of Independent Registered Public Accounting Firm (relating to Dreyfus Global Emerging Markets Fund, a series of Dreyfus BNY Mellon Funds, Inc.) is incorporated by reference to Post-Effective Amendment No. 144 to the Registration Statement on Form N-1A, filed on February 28, 2014.

K Letter of Investment Intent is incorporated by reference to the Registration Statement.

M(1) Amended and Restated Distribution Plan effective as of March 22, 2000, (relating to Investor Class Shares and Class A Shares) for Dreyfus Bond Market Index Fund, Dreyfus Money Market

Reserves, Dreyfus Municipal Reserves, Dreyfus U.S. Treasury Reserves, Dreyfus Premier Balanced Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus Premier Midcap Stock Fund and Dreyfus Premier Large Company Stock Fund is incorporated by reference to Post-Effective Amendment No. 87 to Registrant's Registration Statement on Form N-1A, filed on February 27, 2004.

M(2) Amended and Restated Distribution Plan for Dreyfus Disciplined Stock Fund is incorporated by reference to Post-Effective Amendment No. 61 to the Registrant's Registration Statement on Form N-1A, filed on February 26, 1998.

M(3) Amended and Restated Distribution Plan, effective as of March 22, 2000 and as revised April 15, 2002, (relating to Class A shares) for Dreyfus Premier Core Equity Fund is incorporated by reference to Post-Effective Amendment No. 87 to Registrant's Registration Statement on Form N-1A, filed on February 27, 2004.

M(4) Distribution Plan, as revised April 15, 2002, (relating to Class B and Class C shares) for Dreyfus Premier Balanced Fund, Dreyfus Premier Limited Term Income Fund, Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Tax Managed Growth Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Large Company Stock Fund and Dreyfus Premier Core Equity Fund is incorporated by reference to Post-Effective Amendment No. 87 to Registrant's Registration Statement on Form N-1A, filed on February 27, 2004.

M(5) Revised Distribution Plan dated April 15, 2002 (relating to Class T shares) for Dreyfus Premier Tax Managed Growth Fund, Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Premier Small Cap Value Fund and Dreyfus Premier Core Equity Fund is incorporated by reference to Post-Effective Amendment No. 87 to Registrant's Registration Statement on Form N-1A, filed on February 27, 2004.

M(6)  Distribution Plan dated April 20, 2006 (relating to Class C) for Dreyfus Premier Strategic Income Fund is incorporated by reference to Post-Effective Amendment No. 99 to Registrant's Registration Statement on Form N-1A, filed on June 29, 2006.

M(7) Distribution Plan, as revised April 26, 2007, (relating to Class B shares) for Dreyfus Municipal Reserves is incorporated by reference to Post-Effective Amendment No. 104 to Registrant's Registration Statement on Form N-1A, filed on May 1, 2007.

M(8) Distribution Plan dated April 20, 2006, as revised April 25, 2013, (relating to Dreyfus Opportunistic Fixed Income Fund and Dreyfus Opportunistic Emerging Markets Debt Fund) is incorporated by reference to Post-Effective Amendment No. 133 to Registrant's Registration Statement on Form N-1A, filed on June 12, 2013.

M(9) Distribution Plan, as revised September 17, 2013 (relating to Class C Shares) for Dreyfus Floating Rate Income Fund is incorporated by reference to Post-Effective Amendment No. 139.

M(10) Amended and Restated Service Plan, effective as of March 22, 2000, (relating to Class B, Class C and Class T shares) for Dreyfus Premier Large Company Stock Fund, Dreyfus Premier Midcap Stock Fund, Dreyfus Premier Balanced Fund, Dreyfus Premier Tax Managed Growth Fund,

Dreyfus Premier Small Cap Value Fund, Dreyfus Premier Core Equity Fund and (relating to Class B and Class C shares) Dreyfus Premier Limited Term Income Fund is incorporated by reference to Post-Effective Amendment No. 81 to the Registrant's Registration Statement on Form N-1A, filed on February 12, 2002.

M(11) Amended and Restated Shareholder Servicing Plan, effective as of March 22, 2000, for Dreyfus Institutional Government Money Market Fund, Dreyfus Institutional Prime Money Market Fund and Dreyfus U.S. Treasury Money Market Fund is incorporated by reference to Post-Effective Amendment No. 77 to the Registrant's Registration Statement on Form N-1A, filed on December 13, 2000.

M(12) Shareholder Services Plan dated April 20, 2006 for Dreyfus Premier Strategic Income Fund is incorporated by reference to Post-Effective Amendment No. 99 to Registrant's Registration Statement on Form N-1A, filed on June 29, 2006.

M(13)  Shareholder Services Plan, dated April 26, 2007, (relating to Class B shares) for Dreyfus Municipal Reserves is incorporated by reference to Post-Effective Amendment No. 104 to Registrant's Registration Statement on Form N-1A, filed on May 1, 2007.

M(14) Shareholder Services Plan, dated April 20, 2006, as revised April 25, 2013, (relating to Dreyfus Opportunistic Fixed Income Fund and Dreyfus Opportunistic Emerging Markets Debt Fund) is incorporated by reference to Post-Effective Amendment No. 133.

M(15) Shareholder Services Plan, as revised September 17, 2013 (relating to Class A and Class C shares) for Dreyfus Floating Rate Income Fund is incorporated by reference to Post-Effective Amendment No. 139.

N(1) Amended Rule 18f-3 Plan for Dreyfus Bond Market Index Fund, dated December 31, 1999 is incorporated by reference to Post-Effective Amendment No.76.

N(2) Rule 18f-3 Plan, as revised April 26, 2007, for Dreyfus Money Market Reserves, Dreyfus Municipal Reserves and Dreyfus U.S. Treasury Reserves is incorporated by reference to Post-Effective Amendment No. 104 to Registrant's Registration Statement on Form N-1A, filed on May 1, 2007.

N(3) Rule 18f-3 Plan, amended as of February 4, 2009, revised as of July 15, 2011, for Dreyfus Opportunistic Fixed Income Fund (formerly, Dreyfus Strategic Fixed Income Fund) (relating to Class A, Class C and Class I), is incorporated by reference to Post-Effective Amendment No. 123 to the Registrant's Registration Statement on Form N-1A, filed on July 15, 2011.

N(4) Rule 18f-3 Plan, amended as of March 13, 2012, for Dreyfus Tax Managed Growth Fund, Dreyfus Small Cap Fund and Dreyfus Core Equity Fund (relating to Class A, Class B, Class C and Class I shares, as applicable), is incorporated by reference to Post-Effective Amendment No. 124 to the Registrant's Registration Statement on Form N-1A, filed on January 27, 2012.

N(5) Rule 18f-3 Plan, dated April 20, 2006, amended as of July 1, 2013, for Dreyfus Opportunistic Fixed Income Fund and Dreyfus Opportunistic Emerging Markets Debt Fund, is incorporated by reference to Post-Effective Amendment No. 133.

N(6) Rule 18f-3 Plan, amended as of July 1, 2013, as revised September 17, 2013 (relating to Class A, Class C, Class I and Class Y shares) for Dreyfus Floating Rate Income Fund is incorporated by reference to Post-Effective Amendment No. 139.

P(1) Revised Code of Ethics adopted by the Registrant, The Dreyfus Corporation, Standish Mellon Asset Management Company LLC, Alcentra NY, LLC and MBSC Securities Corporation, dated May 29, 2012 is incorporated by reference to Post-Effective Amendment No. 128. to the Registrant's Registration Statement on Form N-1A, filed on December 27, 2012.

P(2) Revised Code of Ethics adopted by the Sub-Investment Adviser effective as of May 6, 2013, for Dreyfus Core Equity Fund and Dreyfus Tax Managed Growth Fund is incorporated by reference to Post-Effective Amendment No. 142.

P(3) Code of Ethics for the Nonmanagement Board Members of the Dreyfus Family of Funds and BNY Mellon Funds Trust is incorporated by reference to Post-Effective Amendment No. 133.

Other Exhibits

(1) Power of Attorney of Bradley J. Skapyak, James Windels and Trustees, dated October 25, 2012 is incorporated by reference to Post-Effective Amendment No. 128.

Item 29. Persons Controlled by or under Common Control with Registrant

Not applicable.

Item 30.  Indemnification

 The Registrant's charter documents set forth the circumstances under which indemnification shall be provided to any past or present Board member or officer of the Registrant. The Registrant also has entered into a separate agreement with each of its Board members that describes the conditions and manner in which the Registrant indemnifies each of its Board members against all liabilities incurred by them (including attorneys' fees and other litigation expenses, settlements, fines and penalties), or which may be threatened against them, as a result of being or having been a Board member of the Registrant. These indemnification provisions are subject to applicable state law and to the limitation under the Investment Company Act of 1940, as amended, that no board member or officer of a fund may be protected against liability for willful misfeasance, bad faith, gross negligence or reckless disregard for the duties of his or her office. Reference is hereby made to the following:

Article Tenth of the Registrant's Articles of Incorporation and any amendments thereto, Article VIII of Registrant's Amended and Restated Bylaws, Section 2-418 of the Maryland General Corporation Law and Section 1.10 of the Distribution Agreement.

Item 31. Business and Other Connections of Investment Adviser

(a) The Dreyfus Corporation ("Dreyfus") and subsidiary companies comprise a financial service organization whose business consists primarily of providing investment management services as the investment adviser, manager and distributor for sponsored investment companies registered under the Investment Company Act of 1940 and as an investment adviser to institutional and individual accounts. Dreyfus also serves as sub-investment adviser to and/or administrator of other investment companies. MBSC Securities Corporation, a wholly-owned subsidiary of Dreyfus, serves primarily as a registered broker-dealer of shares of investment companies sponsored by Dreyfus and of other investment companies for which Dreyfus acts as investment adviser, sub-investment adviser or administrator.

(b) The Registrant (on behalf of Dreyfus Core Equity Fund and Dreyfus Tax Managed Growth Fund (the "Funds")) is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Fayez Sarofim & Co., the sub-investment adviser of the Funds, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Fayez Sarofim & Co., or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Fayez Sarofim & Co. (SEC File No. 801-1725).

(c) The Registrant (on behalf of Dreyfus Opportunistic Emerging Markets Debt Fund (the "Fund")) is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Standish Mellon Asset Management Company LLC, the sub-investment adviser of the Fund, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Standish Mellon Asset Management Company LLC, or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Investment Advisers Act of 1940 by Standish Mellon Asset Management Company LLC (SEC File No. 801-60527).

(d) The Registrant (on behalf of Dreyfus Floating Rate Income Fund) is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of Alcentra NY, LLC (the sub-investment adviser of Dreyfus Floating Rate Income Fund, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by Alcentra NY, LLC, or those of its officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV filed with the SEC pursuant to the Advisers Act by Alcentra NY, LLC (SEC File No. 801-62417).

Item 31. Business and Other Connections of Investment Adviser (continued)
  Officers and Directors of Investment Adviser

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

J. Charles Cardona President and Director	MBSC Securities Corporation++	Director Executive Vice President	6/07 – Present 6/07 - Present

	BNY Mellon Liquidity Funds plc+	Director	4/06 - Present

Diane P. Durnin Vice Chair and Director	None

Mitchell E. Harris Director	Standish Mellon Asset Management Company LLC Mellon Financial Center 201 Washington Street Boston, MA 02108-4408	Chairman Chief Executive Officer Member, Board of Managers	2/05 – Present 8/04 – Present 10/04 - Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
	Alcentra NY, LLC++	Manager	1/08 - Present

	Alcentra US, Inc. ++	Director	1/08 - Present

	Alcentra, Inc. ++	Director	1/08 - Present

	BNY Alcentra Group Holdings, Inc. ++	Director	10/07 - Present

	Pareto New York LLC++	Manager	11/07 - Present

	Standish Ventures LLC Mellon Financial Center 201 Washington Street Boston, MA 02108-4408	President Manager	12/05 - Present 12/05 - Present

	Palomar Management London, England	Director	12/97 - Present

	Palomar Management Holdings Limited London, England	Director	12/97 - Present

	Pareto Investment Management Limited London, England	Director	9/04 - Present

Andrew Provencher Director	MBSC Securities Corporation++	Executive Vice President Director	7/13 - Present 7/13 - Present

	Gold Bullion International New York, NY	Director of Business Development	11/11 - 6/13

Bradley J. Skapyak Chief Operating Officer and Director	MBSC Securities Corporation++	Executive Vice President	6/07 - Present
	The Bank of New York Mellon***	Senior Vice President	4/07 - Present

	The Dreyfus Family of Funds++	President	1/10 - Present

	Dreyfus Transfer, Inc. ++	Chairman Director Senior Vice President	5/11 - Present 5/10 - Present 5/10 - 5/11

Cynthia Fryer Steer Director	None

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

Patrice M. Kozlowski Senior Vice President – Corporate Communications	None

Gary Pierce Controller	The Bank of New York Mellon ****	Vice President	7/08 - Present

	BNY Mellon, National Association +	Vice President	7/08 - Present

	Laurel Capital Advisors, LLP+	Chief Financial Officer	5/07 - Present

	MBSC Securities Corporation++	Director Chief Financial Officer	6/07 – Present 6/07 - Present

	Dreyfus Consumer Credit Corporation ++	Treasurer	7/05 - 8/10

	Dreyfus Transfer, Inc. ++	Chief Financial Officer Treasurer	7/05 - Present 5/11- Present

	Dreyfus Service Organization, Inc.++	Treasurer	7/05 – Present

	Seven Six Seven Agency, Inc. ++	Treasurer	4/99 - Present

Joseph W. Connolly Chief Compliance Officer	The Dreyfus Family of Funds++	Chief Compliance Officer	10/04 - Present
	Laurel Capital Advisors, LLP+	Chief Compliance Officer	4/05 - Present
	BNY Mellon Funds Trust++	Chief Compliance Officer	10/04 - Present
	MBSC Securities Corporation++	Chief Compliance Officer	6/07 – Present

Christopher O'Connor Chief Administrative Officer	MBSC Securities Corporation++	Executive Vice President Senior Vice President	12/11 – Present 5/06 – 12/11

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
John Pak Chief Legal Officer	Deutsche Bank 60 Wall Street New York, NY 10005	Managing Director	3/05 - 7/12

	Deutsche Investment Management Americas, Inc. 345 Park Avenue New York, NY 10154	Chief Legal Officer	3/05 - 7/12

Charles Doumar Vice President – Tax	Asset Recovery II, LLC ****	Assistant Treasurer	9/13 – Present
	Asset Recovery III, LLC ****	Assistant Treasurer	9/13 – Present

	Asset Recovery IV, LLC ****	Assistant Treasurer	9/13 – Present

	Asset Recovery V, LLC ****	Assistant Treasurer	9/13 – Present

	Asset Recovery VII, LLC ****	Assistant Treasurer	9/13 – Present

	Asset Recovery XIII, LLC ****	Assistant Treasurer	3/13 – Present

	Asset Recovery XIV, LLC ****	Assistant Treasurer	3/13 – Present

	Asset Recovery XIX, LLC ****	Assistant Treasurer	7/13 – Present

	Asset Recovery XV, LLC ****	Assistant Treasurer	3/13 – Present

	Asset Recovery XVI, LLC ****	Assistant Treasurer	3/13 – Present

	Asset Recovery XVII, LLC ****	Assistant Treasurer	3/13 – Present

	Asset Recovery XVIII, LLC ****	Assistant Treasurer	7/13 – Present

	Asset Recovery XX, LLC ****	Assistant Treasurer	7/13 – Present

	Asset Recovery XXI, LLC ****	Assistant Treasurer	7/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

	Asset Recovery XXII, LLC ****	Assistant Treasurer	7/13 – Present

	Asset Recovery XXIII, LLC ****	Assistant Treasurer	7/13 – Present

	BNY Mellon Investments CTA, LLC ****	Assistant Treasurer	9/13 – Present

	BNY Mellon Trust of Delaware+	Assistant Treasurer	11/13 – Present

	IVY Asset Management LLC+	Assistant Treasurer	9/13 – Present

	Mellon Hedge Advisors, LLC ****	Assistant Treasurer	10/13 – Present

	MUNB Loan Holdings, LLC****	Assistant Treasurer	10/13 – Present

	484Wall Capital Management LLC ****	Assistant Treasurer – Tax	10/13 – Present

	Airlease Incorporated ****	Assistant Treasurer – Tax	7/13 – Present
	Albridge Solutions, Inc. +++++	Assistant Treasurer – Tax	7/13 – Present

	Allomon Corporation †	Assistant Treasurer – Tax	5/13 – Present

	AP Residential Realty, Inc. +	Assistant Treasurer – Tax	8/13 – Present

	APT Holdings Corporation ++++	Assistant Treasurer – Tax	11/13 – Present

	AURORA-IRE, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	B.I.E. Corporation +	Assistant Treasurer – Tax	12/13 – Present

	B.N.Y. Holdings (Delaware) Corporation ††	Assistant Treasurer – Tax	4/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

	BNY Capital Corporation ****	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Markets Holdings, Inc. ****	Assistant Treasurer – Tax	9/13 – Present

	BNY Capital Resources Corporation****	Assistant Treasurer – Tax	3/13 – Present

	BNY Cargo Holdings LLC****	Assistant Treasurer – Tax	7/13 – Present

	BNY Catair LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Falcon Three Holding Corp. ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Foreign Holdings, Inc. ****	Assistant Treasurer – Tax	10/13 – Present

	BNY Gator LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Hitchcock Holdings LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Housing I Corp. ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Housing II LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY ITC Leasing, LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Lease Equities (Cap Funding) LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Lease Holdings LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Lease Partners LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Leasing Edge Corporation ****	Assistant Treasurer – Tax	7/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

	BNY Mellon Alternative Investments Holdings LLC ****	Assistant Treasurer – Tax	10/13 – Present

	BNY Mellon Capital Markets, LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Clearing Holding Company, LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Mellon Fixed Income Securities, LLC ****	Assistant Treasurer – Tax	8/13 – Present

	BNY Mellon Trust Company of Illinois+	Assistant Treasurer – Tax	3/13 – Present

	BNY Mezzanine Funding LLC ****	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine Holdings LLC ****	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine Non NY Funding LLC ****	Assistant Treasurer – Tax	5/13 – Present

	BNY Mezzanine NY Funding LLC ****	Assistant Treasurer – Tax	5/13 – Present

	BNY Partnership Funding LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Rail Maintenance LLC ****	Assistant Treasurer – Tax	7/13 – Present

	BNY Recap I, LLC ****	Assistant Treasurer – Tax	9/13 – Present

	BNY Salvage Inc. ****	Assistant Treasurer – Tax	3/13 – Present

	BNY Waterworks, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
	BNY Wings, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	BNYM GIS Funding I LLC ****	Assistant Treasurer – Tax	6/13 – Present

	BNYM GIS Funding III LLC ****	Assistant Treasurer – Tax	6/13 – Present

	BNY-N.J. I Corp. ****	Assistant Treasurer – Tax	4/13 – Present

	BNY-N.J. II Corp. ****	Assistant Treasurer – Tax	4/13 – Present

	Boston Safe Deposit Finance Company, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	CenterSquare Investment Management Holdings, Inc. ****	Assistant Treasurer – Tax	12/13 – Present

	CenterSquare Investment Management, Inc. ****	Assistant Treasurer – Tax	12/13 – Present

	Hamilton Floating Rate Fund Holdings, LLC ****	Assistant Treasurer – Tax	5/13 – Present

	IRE-1, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	IRE-AC, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	IRE-BC, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	IRE-SB, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	Island Waterworks, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

	ITCMED, Inc. ****	Assistant Treasurer – Tax	6/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
	JRHC 1998A LLC ****	Assistant Treasurer – Tax	12/13 – Present

	Lease Equities (Texas) Corporation ****	Assistant Treasurer – Tax	7/13 – Present

	Madison Pershing LLC ****	Assistant Treasurer – Tax	6/13 – Present

	MAM (MA) Holding Trust *	Assistant Treasurer – Tax	8/13 – Present

	MBC Investments Corporation †††	Assistant Treasurer – Tax	11/13 – Present

	MCDI (Holdings) LLC ****	Assistant Treasurer – Tax	9/13 – Present

	MELDEL Leasing Corporation Number 2, Inc. †††	Assistant Treasurer – Tax	9/13 – Present

	Mellon Financial Services Corporation #1+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Financial Services Corporation #4+	Assistant Treasurer – Tax	9/13 – Present

	Mellon Leasing Corporation+	Assistant Treasurer – Tax	7/13 – Present

	Mellon Life Insurance Company+	Assistant Treasurer – Tax	10/13 – Present

	Mellon Properties Company*****	Assistant Treasurer – Tax	8/13 – Present

	National Residential Assets Corp.****	Assistant Treasurer – Tax	4/13 – Present

	New GSM Holding Corporation ****	Assistant Treasurer – Tax	7/13 – Present

	Northern Waterworks, Inc. ****	Assistant Treasurer – Tax	7/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
	One Wall Street Corporation ****	Assistant Treasurer – Tax	11/13 – Present

	Pareto New York LLC++	Assistant Treasurer – Tax	11/13 – Present

	PAS Holdings LLC ****	Assistant Treasurer – Tax	6/13 – Present

	Pershing Advisor Solutions LLC ****	Assistant Treasurer – Tax	6/13 – Present

	Pershing Group LLC ****	Assistant Treasurer – Tax	6/13 – Present

	Pershing Investments LLC ****	Assistant Treasurer – Tax	6/13 – Present

	Pershing LLC****	Assistant Treasurer – Tax	7/13 – Present

	TBC Securities Co., Inc.+	Assistant Treasurer – Tax	6/13 – Present

	TBCAM, LLC ****	Assistant Treasurer – Tax	10/13 – Present

	Technology Services Group, Inc. ****	Assistant Treasurer – Tax	9/13 – Present

	Tennessee Processing Center LLC+	Assistant Treasurer – Tax	9/13 – Present

	The Bank of New York Consumer Leasing Corporation****	Assistant Treasurer – Tax	7/13 – Present

	The Boston Company Asset Management, LLC ****	Assistant Treasurer – Tax	8/13 – Present

	USPLP, Inc. ****	Assistant Treasurer – Tax	10/13 – Present

	MBNA Institutional PA Services LLC ****	Treasurer	7/13 – Present

	MBNA PW PA Services LLC ****	Treasurer	7/13 – Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

	Stanwich Insurance Agency, Inc. ****	Treasurer	12/13 – Present

	BNY Aurora Holding Corp. ****	Vice President	11/13 – Present

	Agency Brokerage Holding LLC****	Vice President – Tax	6/13 – Present

	BNY Community Development Enterprises Corp. ****	Vice President – Tax	4/13 – Present

	Asset Recovery I, LLC ****	Assistant Treasurer	9/13 - 11/13

	Asset Recovery VI, LLC ****	Assistant Treasurer	9/13 - 11/13

	Asset Recovery XII, LLC ****	Assistant Treasurer	3/13 - 11/13

Jill Gill Vice President – Human Resources	MBSC Securities Corporation++	Vice President	6/07 – Present
	The Bank of New York Mellon ****	Vice President	7/08 – Present

	BNY Mellon, National Association +	Vice President	7/08 - Present

Tracy A. Hopkins Vice President - Cash Strategies	MBSC Securities Corporation++	Senior Vice President	2/08 - Present

Joanne S. Huber Vice President – Tax	The Bank of New York Mellon+	State & Local Compliance Manager	7/07 - Present

	Dreyfus Service Organization++	Vice President – Tax	1/09 – Present

	MBSC Securities Corporation++	Vice President – Tax	1/09 – Present

Anthony Mayo Vice President – Information Systems	None

Name and Position With Dreyfus	Other Businesses	Position Held	Dates

Kathleen Geis Vice President	BNY Mellon, National Association+	Managing Director	7/09 - Present
	BNY Mellon Distributors Holdings, Inc. +	Vice President - Real Estate	7/11 - Present
	BNY Mellon Investment Servicing (US) Inc. +	Vice President - Real Estate	7/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust Company of Illinois+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust of Delaware+	Vice President - Real Estate	7/11 - Present
	Eagle Investment Systems LLC+	Vice President - Real Estate	7/11 - Present
	Ivy Asset Management LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Capital Management Corporation**	Vice President - Real Estate	7/11 - Present
	Mellon Financial Services Corporation #1+	Vice President - Real Estate	7/11 - Present
	Mellon Holdings LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Investor Services LLC+	Vice President - Real Estate	7/11 - Present
	Pareto New York LLC****	Vice President - Real Estate	7/11 - Present
	SourceNet Solutions, Inc. +	Vice President - Real Estate	7/11 - Present
	Technology Services Group, Inc. +	Vice President - Real Estate	7/11 - Present
	Tennessee Processing Center LLC+	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon Trust Company, National Association+	Vice President - Real Estate	7/11 - Present
	Alcentra US, Inc. ++	Vice President - Real Estate	7/11 - Present
	BNY Mellon Capital Markets LLC++	Vice President - Real Estate	7/11 - Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
	Pershing LLC****	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon+	Managing Director	7/09 - Present
	MBNA Institutional PA Services, LLC+	Managing Director	7/09 – Present

Dean M. Steigauf Vice President	BNY Mellon, National Association+	Vice President	7/09 - Present
	BNY Mellon Distributors Holdings, Inc. +	Vice President - Real Estate	7/11 - Present
	BNY Mellon Investment Servicing (US) Inc. +	Vice President - Real Estate	7/11 - Present
	BNY Mellon Performance & Risk Analytics, LLC+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust Company of Illinois+	Vice President - Real Estate	7/11 - Present
	BNY Mellon Trust of Delaware+	Vice President - Real Estate	7/11 - Present
	Eagle Investment Systems LLC+	Vice President - Real Estate	7/11 - Present
	Ivy Asset Management LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Capital Management Corporation**	Vice President - Real Estate	7/11 - Present
	Mellon Financial Services Corporation #1+	Vice President - Real Estate	7/11 - Present
	Mellon Holdings LLC+	Vice President - Real Estate	7/11 - Present
	Mellon Investor Services LLC+	Vice President - Real Estate	7/11 - Present
	Pareto New York LLC****	Vice President - Real Estate	7/11 - Present
	SourceNet Solutions, Inc. +	Vice President - Real Estate	7/11 - Present
	Technology Services Group, Inc. +	Vice President - Real Estate	7/11 - Present

Name and Position With Dreyfus	Other Businesses	Position Held	Dates
	Tennessee Processing Center LLC+	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon Trust Company, National Association+	Vice President - Real Estate	7/11 - Present
	Alcentra US, Inc. ++	Vice President - Real Estate	7/11 - Present
	BNY Mellon Capital Markets LLC++	Vice President - Real Estate	7/11 - Present
	Pershing LLC****	Vice President - Real Estate	7/11 - Present
	The Bank of New York Mellon+	Vice President	12/02 - Present

James Bitetto Secretary	The Dreyfus Family of Funds++	Vice President and Assistant Secretary	8/05 - Present

	MBSC Securities Corporation++	Assistant Secretary	6/07 - Present

	Dreyfus Service Organization, Inc.++	Secretary	8/05 - Present

	The Dreyfus Consumer Credit Corporation++	Vice President	2/02 - 8/10

	Founders Asset Management LLC***	Assistant Secretary	3/09 - 12/09

*	The address of the business so indicated is One Boston Place, Boston, Massachusetts, 02108.
**	The address of the business so indicated is 50 Fremont Street, Suite 3900, San Francisco, California 94105.
***	The address of the business so indicated is 210 University Blvd., Suite 800, Denver, Colorado 80206.
****	The address of the business so indicated is One Wall Street, New York, New York 10286.
*****	The address of the business so indicated is 3601 N. I-10 Service Road, Suite 102, Metairie, LA 70002.
+	The address of the business so indicated is One Mellon Bank Center, Pittsburgh, Pennsylvania 15258.
++	The address of the business so indicated is 200 Park Avenue, New York, New York 10166.
+++	The address of the business so indicated is 144 Glenn Curtiss Boulevard, Uniondale, New York 11556-0144.
++++	The address of the business so indicated is 4001 Kennett Pike, Suite 218, Greenville, DE 19807.
+++++	The address of the business so indicated is 1009 Lenox Drive, Building 4, Suite 204, Lawrenceville, NJ 08648.

†	The address of the business so indicated is Two Mellon Center, Suite 329, Pittsburgh, PA 15259.
††	The address of the business so indicated is White Clay Center, Route 273, Newark, DE 19711.
†††	The address of the business so indicated is 100 White Clay Center, Newark, DE 19711.
Item 32. Principal Underwriters
(a) Other investment companies for which Registrant's principal underwriter (exclusive distributor) acts as principal underwriter or exclusive distributor:
1.	Advantage Funds, Inc.
2.	BNY Mellon Funds Trust
3.	CitizensSelect Funds
4.	Dreyfus Appreciation Fund, Inc.
5.	Dreyfus BASIC Money Market Fund, Inc.
6.	Dreyfus BNY Mellon Funds, Inc.
7.	Dreyfus Bond Funds, Inc.
8.	Dreyfus Cash Management
9.	Dreyfus Funds, Inc.
10.	The Dreyfus Fund Incorporated
11.	Dreyfus Government Cash Management Funds
12.	Dreyfus Growth and Income Fund, Inc.
13.	Dreyfus Index Funds, Inc.
14.	Dreyfus Institutional Cash Advantage Funds
15.	Dreyfus Institutional Preferred Money Market Funds
16.	Dreyfus Institutional Reserves Funds
17.	Dreyfus Intermediate Municipal Bond Fund, Inc.
18.	Dreyfus International Funds, Inc.
19.	Dreyfus Investment Funds
20.	Dreyfus Investment Grade Funds, Inc.
21.	Dreyfus Investment Portfolios
22.	The Dreyfus/Laurel Funds, Inc.
23.	The Dreyfus/Laurel Funds Trust
24.	The Dreyfus/Laurel Tax-Free Municipal Funds
25.	Dreyfus Liquid Assets, Inc.
26.	Dreyfus Manager Funds I
27.	Dreyfus Manager Funds II
28.	Dreyfus Midcap Index Fund, Inc.
29.	Dreyfus Municipal Bond Opportunity Fund

30.	Dreyfus Municipal Cash Management Plus
31.	Dreyfus Municipal Funds, Inc.
32.	Dreyfus Municipal Money Market Fund, Inc.
33.	Dreyfus New Jersey Municipal Bond Fund, Inc.
34.	Dreyfus New Jersey Municipal Money Market Fund, Inc.
35.	Dreyfus New York AMT-Free Municipal Bond Fund
36.	Dreyfus New York AMT-Free Municipal Money Market Fund
37.	Dreyfus New York Municipal Cash Management
38.	Dreyfus New York Tax Exempt Bond Fund, Inc.
39.	Dreyfus Opportunity Funds
40.	Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
41.	Dreyfus Premier GNMA Fund, Inc.
42.	Dreyfus Premier Investment Funds, Inc.
43.	Dreyfus Premier Short-Intermediate Municipal Bond Fund
44.	Dreyfus Premier Worldwide Growth Fund, Inc.
45.	Dreyfus Research Growth Fund, Inc.
46.	Dreyfus State Municipal Bond Funds
47.	Dreyfus Stock Funds
48.	Dreyfus Short Duration Bond Fund
49.	The Dreyfus Socially Responsible Growth Fund, Inc.
50.	Dreyfus Stock Index Fund, Inc.
51.	Dreyfus Tax Exempt Cash Management Funds
52.	The Dreyfus Third Century Fund, Inc.
53.	Dreyfus Treasury & Agency Cash Management
54.	Dreyfus Treasury Prime Cash Management
55.	Dreyfus U.S. Treasury Intermediate Term Fund
56.	Dreyfus U.S. Treasury Long Term Fund
57.	Dreyfus 100% U.S. Treasury Money Market Fund
58.	Dreyfus Variable Investment Fund
59.	Dreyfus Worldwide Dollar Money Market Fund, Inc.
60.	General California Municipal Money Market Fund
61.	General Government Securities Money Market Funds, Inc.
62.	General Money Market Fund, Inc.
63.	General Municipal Money Market Funds, Inc.

64.	General New York Municipal Money Market Fund
65.	Strategic Funds, Inc.

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Kenneth Bradle**	Chief Executive Officer, President and Director	None

J. Charles Cardona*	Chairman of the Board	Executive Vice President (Money Market Funds Only)
Sue Ann Cormack**	Executive Vice President	None

John M. Donaghey***	Executive Vice President	None
Tracy Hopkins*	Executive Vice President	None

Mark A. Keleher*****	Executive Vice President	None

William H. Maresca**	Executive Vice President	None

Timothy M. McCormick*	Executive Vice President	None
David K. Mossman***	Executive Vice President	None

Christopher D. O'Connor*	Executive Vice President	None

Irene Papadoulis**	Executive Vice President	None
Matthew Perrone**	Executive Vice President	None

Andrew Provencher*	Executive Vice President	None

Bradley J. Skapyak*	Executive Vice President	President

Bill E. Sappington*	Executive Vice President	None
Gary Pierce*	Chief Financial Officer	None
Brie A. Steingarten*	Chief Legal Officer and Secretary	None

Mercedes Katz**	Senior Vice President	None
Mary T. Lomasney****	Senior Vice President	None

Joseph W. Connolly*	Chief Compliance Officer (Investment Advisory Business)	Chief Compliance Officer

Stephen Storen*	Chief Compliance Officer	None
Katherine M. Scott	Chief Risk Officer	None
Barbara A. McCann****	Senior Vice President	None
Matthew D. Connolly*	Vice President and Anti-Money Laundering Officer	Anti-Money Laundering Compliance Officer

Maria Georgopoulos*	Vice President – Facilities Management	None

(b)
Name and principal Business address	Positions and offices with the Distributor	Positions and Offices with Registrant
Stewart Rosen*	Vice President – Facilities Management	None
Karin L. Waldmann*	Privacy Officer	None
Charles Doumar********	Vice President – Tax	None
Timothy I. Barrett**	Vice President	None
Gina DiChiara*	Vice President	None
Jill Gill*	Vice President	None
Joanne S. Huber***	Vice President – Tax	None
Kathleen Geis******	Vice President	None
Dean M. Steigauf******	Vice President	None
Donna M. Impagliazzo**	Vice President – Compliance	None
Carla R. Wanzer*	Vice President – Compliance	None

Claudine Orloski***	Vice President – Tax	None

John Shea*	Vice President – Finance	None
Christopher A. Stallone**	Vice President	None
Susan Verbil*	Vice President – Finance	None
William Verity*	Vice President – Finance	None
James Windels******	Vice President	Treasurer

Kristofer Yrrizarry*****	Vice President	None

James Bitetto*	Assistant Secretary	Vice President and Assistant Secretary
Mary Lou Olinski***	Assistant Secretary	None

Audrey Edwards***	Assistant Secretary	None

Cristina Rice***	Assistant Secretary	None
Victor R. Siclari***	Assistant Secretary	None

*	Principal business address is 200 Park Avenue, New York, NY 10166.
**	Principal business address is 144 Glenn Curtiss Blvd., Uniondale, NY 11556-0144.
***	Principal business address is One Mellon Bank Center, Pittsburgh, PA 15258.
****	Principal business address is One Boston Place, Boston, MA 02108.
*****	Principal business address is 50 Fremont Street, Suite 3900, San Francisco, CA 94105.
******	Principal business address is 101 Barclay Street, New York 10286.
*******	Principal business address is 2 Hanson Place, Brooklyn, New York 11217
********	Principal business address is One Wall Street, New York, New York 10286

Item 33. Location of Accounts and Records

  1. The Bank of New York Mellon
   One Wall Street
   New York, New York 10286

2. The Bank of New York Mellon
  One Mellon Bank Center
  Pittsburgh, Pennsylvania 15258

  3. BNY Mellon Investment Servicing (US), Inc.
   4400 Computer Drive
   Westborough, MA 01581

  4. The Dreyfus Corporation
   200 Park Avenue
   New York, New York 10166

  5. The Dreyfus Corporation
   2 Hanson Place
   Brooklyn, New York 11217

Item 34. Management Services

  Not Applicable

Item 35. Undertakings

  None

SIGNATURES

 Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Amendment to the Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City of New York, and State of New York on the 26th of June 2014.

The Dreyfus/Laurel Funds, Inc.

BY:	/s/ Bradley J. Skapyak*
Bradley J. Skapyak, PRESIDENT

 Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signatures	Title	Date

/s/ Bradley J. Skapyak*	President (Principal Executive Officer)	06/26/2014

Bradley J. Skapyak

/s/ James Windels*	Treasurer (Principal Financial and Accounting Officer)	06/26/2014

James Windels

/s/ Joseph S. DiMartino*	Chairman of the Board	06/26/2014

Joseph S. DiMartino

/s/ James M. Fitzgibbons*	Board Member	06/26/2014

James M. Fitzgibbons

/s/ Kenneth A. Himmel*	Board Member	06/26/2014

Kenneth A. Himmel

/s/ Stephen J. Lockwood*	Board Member	06/26/2014

Stephen J. Lockwood

/s/ Roslyn M. Watson*	Board Member	06/26/2014

Roslyn M. Watson

/s/ Benaree Pratt Wiley*	Board Member	06/26/2014

Benaree Pratt Wiley

/s/ Francine J. Bovich*	Board Member	06/26/2014

Francine J. Bovich

*BY:	/s/ James Bitetto
James Bitetto Attorney-in-Fact

INDEX OF EXHIBITS

Exhibits

D(7) Management Agreement between the Registrant (on behalf of Dreyfus Opportunistic Fixed Income Fund) and The Dreyfus Corporation, dated April 20, 2006, As Amended, April 25, 2013, Revised as of March 20, 2014.